

September 18, 2014

Via E-mail
Mr. Christopher W. Shean
Senior Vice President and Chief Financial Officer
Liberty Media Corporation
12300 Liberty Boulevard
Englewood, CO 80112

> **Re: Liberty Media Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed February 25, 2014**
> **File No. 001-35707**

Dear Mr. Shean:

We have reviewed your filing and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2013

General

1. It appears as though your equity investment in Sirius XM Radio exceeded the reporting thresholds of Rule 3-09 of Regulation S-X in the two earliest reporting periods of this Form 10-K. Please either include such financial statements in your Form 10-K or explain for us why they are not required. Provide us your calculations made pursuant to Rule 3-09(a) of Regulation-X.

Note 18. Commitments and Contingencies

Guarantees, page II-63

2.   Please tell us and disclose in future filings the conditions or circumstances under which you would be required as guarantor to perform. Likewise, please tell us and disclose the reason why the guaranty amount could not be determined. Please reference ASC 460-10-50-4.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Shapiro, Staff Accountant, at (202) 551-3273 or Joseph Kempf, Senior Staff Accountant, at (202) 551-3352 if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, Attorney-Advisor, at (202) 551-3268, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director